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December 11, 2007

VIA EDGAR

James O'Connor, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: iShares Trust (the "Registrant")
    File Nos. 333-92935, 811-9729
    Post-Effective Amendment No. 101, Filed on September 27, 2007
    Response to Comments from Commission Staff (the "Staff")

Dear Mr. O'Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment relating to the iShares JPMorgan USD Emerging Markets Bond Fund (the "Fund") that you provided in a telephone conversation on November 16, 2007 with the undersigned and Jane Kim of this firm.

For your convenience, the substance of the comments has been restated below, and each comment restatement is followed by the Registrant's response. The Registrant intends to file a post-effective amendment under Rule 485(b) containing the revised disclosures described below.

Comment No. 1: In your response letter, please identify the exemptive order upon which the Fund is relying on and represent that it will comply with the conditions of the order.

Response: The Fund is relying on the Registrant's most recent exemptive order, Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27608 (December 21, 2006) (notice) and 27661 (January 17, 2007) (order), which relates to exemptive relief for ETFs based on certain fixed income indices. The Registrant has authorized us to represent that the Fund intends to comply with all of the terms and conditions of this order.

Comment No. 2: Consider whether the term "quasi-sovereign entities" needs clarification.

New York   Washington, DC   Paris   London   Milan   Rome   Frankfurt   Brussels

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James O'Connor, Esq.
December 11, 2007
Page 2


Response: In the "Principal Investment Strategies of the Fund" section of the Prospectus, reference to "quasi-sovereign entities" will be defined as follows:
"Quasi-sovereign entities are entities whose securities are either 100% owned by their respective governments or subject to a 100% guarantee that does not rise to the level of constituting the full faith and credit of such governments."

The same definition will be provided after reference to "quasi-sovereign entities" in the "Index Description" section of the SAI.

Comment No. 3: The prospectus should characterize its investments in terms of bond ratings or bond rating equivalents, e.g., that the Fund's portfolio will consist primarily (or exclusively, if that is the case) of below investment grade (junk) bonds. The description of the bonds as being subject to "varying degrees of credit risk" may suggest a portfolio quality higher than actual and should be revised or clarified to describe the primarily "junk bond" nature of the portfolio. This disclosure should be in the summary.

Response:
In the "Principal Investment Strategies of the Fund" section of the Prospectus, the disclosure has been revised to read as follows:

   The JPMorgan EMBI Global Core Index . . . . Only those instruments which:
   (i) are denominated in U.S. dollars; (ii) have a current face amount outstanding of $1 billion or more; (iii) have at least 2 years until maturity; (iv) are able to settle internationally through Euroclear or another institution domiciled outside the issuing country; and (v) have bid and offer prices that are available on a daily and timely basis-either from an inter-dealer broker or JPMorgan-are considered for inclusion into the Underlying Index. As of October 31, 2007, the Underlying Index consisted primarily of below investment grade bonds. Convertible bonds are not eligible for inclusion into the Underlying Index. The Underlying Index is market value weighted and is rebalanced monthly on the last business day of month.

Furthermore, the disclosure provided under the "Credit Risk" section of the Prospectus has been revised to read as follows:

   Depending on the composition and weightings of the Underlying Index, the Fund's portfolio may consist primarily of below investment grade bonds. There is the chance that any of the Fund's holdings will have their credit ratings downgraded or will default (fail to make scheduled interest or principal payments), potentially reducing the Fund's income level and share price. Debt instruments are subject to varying degrees of credit risk, which may be reflected in credit ratings.

Comment 4: The disclosure relating to the portfolio managers' backgrounds should be consistent. Currently, the background of John Sulski is disclosed and that of Lee Sterne is not.

Response: The background of Lee Sterne has been disclosed.

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James O'Connor, Esq.
December 11, 2007
Page 3


Comment 5: Please confirm that the Fund's use of pricing services will be monitored and evaluated in hindsight by the Board.

Response: The Board of Trustees will monitor and evaluate the performance of pricing services used by the Fund. For a more detailed description of the Board's responsibilities and activities in this regard, please refer to our comment response letter submitted in connection with the Staff's review of the iShares S&P California Municipal Bond Fund, iShares S&P New York Municipal Bond Fund and iShares S&P National Municipal Bond Fund (submitted via EDGAR on September 27, 2007 and August 29, 2007, respectively).

Comment 6: Because of the expectation of high turnover in the portfolio, please include prospectus disclosure that distributions by the Fund (capital gains as well as interest income) will likely be taxed to the investor as ordinary income, with little or no expectation of distributions taxable to the shareholder as long-term capital gain.

Response: The Registrant respectfully declines to add the requested disclosure because it does not expect a high portfolio turnover rate for the Fund. The Fund will be managed similar to other fixed income funds and emerging markets funds (e.g., iShares MSCI Emerging Markets Index Fund) and its portfolio turnover rate is not expected to exceed 10% under normal conditions.

Comment 7: Because of the relatively short list of companies in which the Fund may invest, the number of companies in which the Fund will invest should be disclosed in the prospectus as well as in the SAI. Also, because it seems probable that a large portion of the Fund's assets will be invested in a very few countries, that should also be disclosed in the prospectus, along with appropriate "concentration risk" disclosure.

Response: Currently, the Fund's underlying index includes twenty-six countries and 112 companies. After launch, the Fund expects to invest in twenty-two of such countries and thirty-five of such companies. However, because the composition of the Fund's underlying index changes, the Fund's portfolio investments are subject to change. As such, the Registrant does not believe that disclosure of the specific number of countries and companies in which the Fund invests is necessary in the prospectus or in the SAI. However, to address the Staff's concern regarding "concentration risk" disclosure, the concentration risk disclosure in the prospectus has been expanded and will read as follows:

   The Fund's investments will generally follow the weightings of the Underlying Index, which may result in concentration of the Fund's investments in a small group of countries. To the extent that the Fund's Underlying Index or portfolio is concentrated in the bonds of sovereign and quasi-sovereign entities in a particular market, country, group of countries, sector or asset class, the Fund may be adversely affected by the performance of those bonds, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, country, group

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James O'Connor, Esq.
December 11, 2007
Page 4

   of countries, sector or asset class. An investment in the Fund should not constitute a complete investment program.

                                 *************

The Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the "Commission") and reviewed by the Staff, it acknowledges that:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call me at (202) 303-1203 or Jane Kim of this firm at (202) 303-1242.

Sincerely,

/s/ Anthony A. Vertuno
----------------------------------
Anthony A. Vertuno

cc: Deepa Damre, Esq.
    Benjamin J. Haskin, Esq.